Exhibit 3.1

THE Gabelli dividend & income TRUST

STATEMENT OF PREFERENCES
OF
SERIES M CUMULATIVE PREFERRED SHARES

AMENDMENT NO. 2

The Gabelli Dividend & Income Trust, a Delaware statutory trust (the “Trust”), hereby certifies that:

FIRST: The Board of Trustees of the Trust (the “Board of Trustees”), at a meeting duly convened and held on February 25, 2004, pursuant to authority expressly vested in it by Article III of the Second Amended and Restated Agreement and Declaration of Trust, as amended from time to time, adopted resolutions classifying an unlimited amount of shares as authorized but unissued preferred shares of the Trust.

SECOND: The Board of Trustees, at a meeting duly convened and held on August 22, 2024, approved the designation of up to 20 million authorized and unissued common shares of beneficial interest of the Fund, par value $0.001 per share, as shares of Series M Cumulative Preferred Shares, par value $0.001 per share (“Series M Preferred Shares”) and authorized the issuance and sale by the Fund of up to 20 million shares of Series M Preferred Shares.

THIRD: The pricing committee of the Board of Trustees, at a meeting duly convened and held on September 18, 2024, approved the designation of up to 20 million authorized and unissued common shares of beneficial interest of the Fund, par value $0.001 per share, as shares of Series M Preferred Shares and authorized the issuance and sale by the Fund of up to 20 million shares of Series M Preferred Shares.

FOURTH: The Board of Trustees, by unanimous written consent dated March 19, 2025, approved an increase of the dividend rate on the Series M Preferred Shares, effective as of May 1, 2025, and determined that such action would not adversely affect the rights and preferences of the Series M Preferred Shares.

FIFTH: The Board of Trustees, at a meeting duly convened and held on November 12, 2025, approved the designation of up to 10 million additional authorized and unissued common shares of beneficial interest of the Fund, par value $0.001 per share, as shares of Series M Preferred Shares and authorized the issuance and sale by the Fund of up to 10 million additional shares of Series M Preferred Shares.

SIXTH: The pricing Committee of the Board of Trustees, at a meeting duly convened and held on November 12, 2025, approved the designation of up to 10 million additional authorized and unissued common shares of beneficial interest of the Fund, par value $0.001 per share, as shares of Series M Preferred Shares and authorized the issuance and sale by the Fund of up to 10 million additional shares of Series M Preferred Shares.

SEVENTH: Effective as of December 11, 2025, references to 20 million and 20,000,000 in the Designation and Part II of the Statement of Preference of the Series M Preferred Shares are replaced with 30 million and 30,000,000, respectively.

EIGHTH: Capitalized terms used but not defined herein shall have the respective meanings given to them in the Statement of Preferences of the Series M Preferred Shares.

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IN WITNESS WHEREOF, The Gabelli Dividend & Income Trust has caused this Amendment No. 2 to the Statement of Preferences of Series M Preferred Shares to be signed in its name and on its behalf by a duly authorized officer, who acknowledges said instrument to be the statutory trust act of the Trust, and certifies that, to the best of such officer’s knowledge, information and belief under penalty of perjury, that this Amendment No. 2 to the Statement of Preferences of Series M Preferred Shares was duly adopted by the Board of Trustees of the Trust on December 11, 2025.

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President and Treasurer

Attest:

/s/ Peter Goldstein
Name:	Peter Goldstein
Title:	Vice President

[GDV Series M Statement of Preferences Amendment No. 2 Signature Page]